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                              February 3, 2022

       Neil J. Laird
       Chief Financial Officer
       NovAccess Global Inc.
       8834 Mayfield Road, Suite C
       Chesterland , Ohio 44026

                                                        Re: NovAccess Global
Inc.
                                                            Form 10-K for the
year ended September 30, 2021
                                                            Filed January 13,
2022
                                                            File No. 000-29621

       Dear Mr. Laird:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended September 30, 2021

       Item 9A. Controls and Procedures, page 8

   1. We note in the first paragraph of this section that your disclosure controls and procedures were effective as of
September 30, 2021. We also note in the third paragraph of this section that you
indicated that your disclosure controls and procedures were not effective as of September 30,
2021 due to a material weakness instead of disclosing your
                                                        conclusion on the
effectiveness of your internal control over financial reporting. Please revise your disclosures
to provide the following in future filings:
                                                            Please revise your
disclosures to clearly state your conclusion regarding the
                                                             effectiveness of
your disclosure controls and procedures;
                                                            Please specifically
state your conclusion regarding the effectiveness of your internal control over
financial reporting; and
                                                            We refer you to
Sections II.D and E of SEC Release 33-8238, in which the
                                                             Commission
recognizes that there is substantial overlap between disclosure controls
 Neil J. Laird
NovAccess Global Inc.
February 3, 2022
Page 2
             and procedures and internal control over financial reporting. Given the reference to your material weakness, please consider the impact on your overall conclusion regarding the effectiveness of your disclosure controls and procedures.
         Refer to Items 307 and 308 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ernest Greene, Staff Accountant at 202-551-3733 or John Cash,
Accounting Branch Chief at 202-551-3768 with any questions.



FirstName LastNameNeil J. Laird                               Sincerely,
Comapany NameNovAccess Global Inc.
                                                              Division of
Corporation Finance
February 3, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName